VIA EDGAR

June 6, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Reference:	DRS Technologies, Inc.
Form 10-K for the year ended March 31, 2007 – Filed May 30, 2007
Form 10-Q for the quarterly period ended September 30, 2007 – Filed
November 9, 2007
File No. 001-08533

Dear Mr. Humphrey:

We hereby electronically transmit certain correspondence with the Staff (the “Staff”) of the Securities and Exchange Commission, related to the Staff’s review of the DRS Technologies, Inc. March 31, 2007 Form 10-K and fiscal 2008 first quarter 10-Q. The correspondence with the Staff is included in “Attachment A” of this letter. We have requested confidential treatment under the Freedom of Information Act (“FOIA”) for the correspondence.

* * * * * * * * * *

We acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 973-898-6021 should you require further information or have any questions.

Sincerely,

/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President, Chief Financial Officer
DRS Technologies, Inc.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

Attachment A

Following are certain correspondence with the Staff that were provided in response to a comment letter on the Company’s March 31, 2007 Form 10-K and its June 30, 2007 Form 10-Q.

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[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

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Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]